FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



April 10, 2003

Dear Fellow Shareholder:

You are cordially invited to attend the Company's Annual General Meeting to be held at 16:00 p.m. on May 19, 2003 at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel.

Shareholders at any general meeting are entitled, by majority vote, to elect up to five directors, who shall be elected for a three-year term to replace the directors whose term in office has expired as of that annual meeting. The following table sets forth information about the proposed nominees to serve as directors, both of whom are currently serving as Teva directors:

Name	Principal Occupation	For a Term Ending
Amir Elstein	Co-Managing Director of Intel Electronics Ltd. (Intel Israel)	2006
Dr. Max Reis	Retired President of the Technion Israel Institute of Technology	2006

In addition to these proposed directors, Teva's current directors include (1) Barry Cohen, Leslie Dan, Prof. Meir Heth, Prof. Moshe Mani and Dov Shafir, whose term expires in 2004, and (2) Ruth Cheshin, Eli Hurvitz, Prof. Michael Sela and Harold Snyder, whose term expires in 2005.

Under the terms of Teva's Articles of Association, any shareholder may nominate candidates for election as directors. Any such nominations must be delivered to Teva at its executive offices by April 20, 2003 and contain the information required by Article 60(e) of Teva's Articles of Association.

In accordance with Israel's Companies Law, Israeli companies are required to appoint two independent directors. Ory Slonim, an attorney, a special consultant to the Israeli defense minister and the President of Variety International, and Dr. Leora Meridor, Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla, currently serve Teva in such capacity, with terms of office expiring in October 2003 and December 2005, respectively.

The General Meeting will act to (i) receive Teva's 2002 consolidated financial statements; (ii) declare the cash dividends paid in respect of the year ended December 31,

2002 to be final; (iii) elect new members of the Board of Directors, as described above; (iv) approve non-employee director compensation; (v) approve the purchase of the Company's directors and officers insurance policy; and (vi) reappoint Kesselman & Kesselman as the Company's independent public accountants for the year ending December 31, 2003.

Under the terms of the Depositary Agreement among Teva and The Bank of New York, which acts as the Depositary, and the holders of the Company's ADRs, the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions. If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

At the meeting, management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend the meeting, it is important that your shares be represented. We recommend a vote **for approval** of the proposed resolutions included in the formal notice of the Meeting attached hereto. Accordingly, you are urged to sign, date and mail the enclosed Voting Instruction Card in the envelope provided at your earliest convenience.

Thank you for your cooperation.

Very truly yours,

Eli Hurvitz
Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel on May 19, 2003 at 16:00 p.m.

The agenda for the Annual General Meeting is as follows:

To adopt the following resolutions by simple majority of those in attendance in person or by proxy:

1. To receive and discuss the Company's Consolidated Balance Sheet as of December 31, 2002 and the Consolidated Statements of Income for the year then ended.

2. To approve the Board of Directors' recommendation that the cash dividend for the year ended December 31, 2002, which was paid in four installments and aggregated 0.645 NIS (approx. 20.1 cents) per ordinary share (after giving effect to the 2:1 stock split that was effected in 2002), be declared final.

3. To elect two directors to serve a three-year term: Dr. Max Reis and Amir Elstein.

4. To approve the terms and remuneration of the non-employee directors, with such annual and per meeting remuneration to be adjusted based upon any changes in the Israeli Consumer Price Index with respect to the remuneration as was determined by the Annual General Meeting that took place in 2001. Employee directors are not entitled to this remuneration.

5. To approve the purchase of director's and officer's liability insurance for the directors and officers of the Company and its subsidiaries, with a coverage of up to $250 million covering the period from June 1, 2003 through May 31, 2004.

6. To ratify the appointment of Kesselman & Kesselman, member of Pricewaterhousecoopers Intenational Ltd. as the independent public accountants of the Company for the year ending December 31, 2003 and to authorize the Board of Directors to determine their remuneration.

Shareholders of record at the close of business on April 10, 2003 will be entitled to notice of and to vote at the Annual General Meeting.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: April 29, 2003